Exhibit 4.8

INDUCEMENT LONG-TERM INCENTIVE PLAN PERFORMANCE STOCK UNIT GRANT NOTICE AND AGREEMENT

To: Kristin Oliver (referred to herein as “Grantee” or “you”)

WHEREAS, Hanesbrands Inc. (the “Company”) desires to employ the Grantee as its Chief Human Resources Officer;

WHEREAS, to induce the Grantee to join the Company in such capacity, the Board has determined that it is in the best interests of the Company to grant the Grantee an inducement performance stock unit (“PSU”) award on the terms and conditions set forth herein;

WHEREAS, in an offer letter dated August 15, 2020 (the “Offer Letter”), the Company offered the Grantee an inducement award under the Company’s Long-Term Incentive Program with an equivalent value of $750,000 on the date of the grant pro-rated from the Grantee’s date of hire with 50% to be delivered as time-based awards and 50% to be delivered as performance-based awards to join the Company as its Chief Human Resources Officer; and

WHEREAS, the Grantee finds such terms and conditions to be acceptable.

NOW, THEREFORE, in consideration of the promises and of the services performed and to be performed by the Grantee, the Company is pleased to confirm that you have been granted PSUs, effective September 8, 2020 (the “Grant Date”), subject to the terms and conditions set forth herein. Except as specifically provided to the contrary under this Inducement Long-Term Incentive Plan Performance Stock Unit Grant Notice and Agreement (this “Agreement”), this Award shall be construed and administered in accordance with the Hanesbrands Inc. 2020 Omnibus Incentive Plan (the “Plan”), the terms of which are hereby incorporated by reference. The Award subject to this Agreement shall not be charged against the Plan’s share reserve and is being granted outside of the Plan as an inducement award under pertinent New York Stock Exchange regulations.

1. Acceptance of Terms and Conditions. To be eligible to receive this Award, you must acknowledge and accept this Award within 75 days after the Grant Date in accordance with procedures established by the Company. By accepting this Agreement, you agree to be bound by the terms and conditions herein, the Plan and any and all conditions established by the Company in connection with Awards issued under the Plan, and you further acknowledge and agree that this Award does not confer any legal or equitable right (other than those rights constituting the Award itself) against the Company or any Subsidiary directly or indirectly, or give rise to any cause of action at law or in equity against the Company or any Subsidiary. If you do not accept this Award in accordance with the procedures outlined in this Paragraph and within the 75-day period described above, the Award will be cancelled and forfeited. By accepting this Agreement, you also acknowledge that you are fluent in the English language and have reviewed and understand the terms and conditions of this Agreement and the Plan.

2. Grant of PSU Award. Subject to the restrictions, limitations, terms and conditions specified in the Plan and this Agreement, the Company has granted you as of the Grant Date 8,054 PSUs (which are considered Performance Shares under the Plan). The actual number of shares of Stock you will receive after vesting of the PSUs will range from 0% to 200% of the number of PSUs awarded and will be calculated as outlined below in Paragraph 3. Except as provided below in Paragraphs 6, 7 and 8, these PSUs will remain restricted until the third anniversary of the Grant Date (the “Vesting Date”). Prior to the delivery of the PSUs, the PSUs are not transferable by the Grantee by means of sale, assignment, exchange, pledge, or otherwise.

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)

3. Calculation of Award Earned. As soon as practicable after January 2, 2021, your number of shares of Stock that you will receive upon vesting of the PSUs will be determined by the Committee using the chart below based on the Company’s EPS XA Growth (%), Cash Flow from Operations ($MM), and Net Sales Growth (%) for its fiscal year ending January 2, 2021, as weighted below:

Metric	Weighting	Threshold	Target	Maximum
EPS XA Growth (%)	40%	13	16	19
Cash Flow from Operations ($MM)	40%	600	750	900
Net Sales Growth (%)	20%	2	3	4

*	For any metric, the payout for achievement below the Threshold level with respect to such metric is 0%, at the Threshold level is 25%, at the Target level is 100%, and at the Maximum level is 200%.
*	Straight-line interpolation is used for calculating results between the achievement levels.

For purposes of this Agreement:

•

EPS XA Growth will be determined by considering any increase in the Company’s earnings per share on an excluding actions basis for the fiscal year ending January 2, 2021 as compared to earnings per share on an excluding actions basis for the fiscal year ended December 28, 2019.

•	Cash Flow from Operations ($MM) will be determined by considering net cash from operating activities for the fiscal year ending January 2, 2021.

•	Net Sales Growth (%) will be determined by considering any increase in the Company’s sales for the fiscal year ending January 2, 2021 as compared to sales for the fiscal year ended December 28, 2019.

•

The Committee, in its discretion, may specify whether metrics include or exclude (or will be adjusted to include or exclude) extraordinary items, the impact of charges for restructurings or productivity initiatives, non-operating items, discontinued operations and other unusual and non-recurring items, the effects of currency fluctuations, the effects of financing activities (by way of example, without limitation, the effect on earnings per share of issuing convertible debt securities), the effects of acquisitions and acquisition expenses, the effects of divestiture and divestiture expenses, and the effects of tax or accounting changes, each determined in accordance with generally accepted accounting principles.

4. Dividend Equivalents. Subject to the restrictions, limitations and conditions described in the Plan, dividend equivalents will accrue with respect to the PSUs granted hereunder at the same time and in the same amount as cash dividends are paid to owners of Hanesbrands Inc. common stock. Interest will be credited on accrued dividend equivalents. Dividend equivalent balances will vest on the same Vesting Date as the associated PSUs and will be distributed in cash within 30 days thereafter except as provided herein.

5. Distribution of the PSUs. Except as otherwise provided in Paragraph 6, 7 or 8, upon the Vesting Date specified in Paragraph 2, shares of Stock equal to the vested PSUs will be distributed to you. However, no stock certificates will be issued with respect to any shares of Stock. Stock ownership shall be kept electronically in your name, or in your name and in the name of another person of legal age as joint tenants with right of survivorship, as applicable. You are personally responsible for the payment of all taxes related to distribution. To the extent that the Company is required to withhold federal, state, local or

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 2 of 11

foreign taxes or other amounts in connection with the payment of Stock or any other payment to you or on your behalf or any other payment or vesting event under this Agreement, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the obligation of the Company to make any such delivery or payment that you make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld. Unless otherwise determined by the Committee, such withholding requirement shall be satisfied by retention by the Company of a portion of the Stock to be delivered to you. The Stock so retained shall be credited against such withholding requirement at the fair market value of such Stock on the date the applicable benefit is to be included in your income. Except in the event your PSUs become vested under Paragraph 7, you may elect to have the Company withhold an additional amount up to the maximum statutory amount in accordance with Company procedures. In no event will the fair market value of the Stock to be withheld and/or delivered pursuant to this Paragraph 5 to satisfy applicable withholding taxes exceed the maximum amount of taxes required to be withheld.

Pursuant to the Company’s General Policy on Insider Trading, you agree not to engage in “short sales” or “sales against the box” or trade in puts, calls or other options on the Company’s securities.

6. Death or Totally Disabled. In the event that you die or become totally disabled while employed by the Company or any of its Subsidiaries (collectively, the “HBI Companies”), including during the period that you remain employed after giving notice of your intended retirement pursuant to Paragraph 7(b) below, all outstanding PSUs and associated dividend equivalents will vest as of the date of death or the date you are determined to be totally disabled; if you die or become totally disabled prior to January 2, 2021, the number of shares of Stock you will receive will be the number of PSUs granted to you on the Grant Date, and if you die or become totally disabled after that date, the number of shares of Stock will be determined pursuant to Paragraph 3 above. Your shares of Stock equal to the vested PSUs and cash in an amount equal to any associated dividend equivalents will be distributed to you or your estate, as applicable, not later than 2 1⁄2 months following the end of the calendar year in which you die or become totally disabled. For purposes of this Paragraph 6, you shall be deemed to be totally disabled if, due to a physical or mental disability, you are unable to continue in any occupation with the HBI Companies for a continuous period of at least 12 months.

7. Retirement.

a. If you comply with the requirements to retire from the HBI Companies as defined in this Paragraph, then the restrictions on outstanding PSUs requiring you to continue your employment until a Vesting Date shall immediately lapse and shares of Stock equal to such outstanding PSUs and cash in an amount equal to any associated dividend equivalents will be paid, as provided in Paragraph 7(c) below, to you or on your behalf not later than 2 1⁄2 months following the end of the calendar year in which you terminate employment on account of retirement.

b. For purposes of this Agreement, you shall only be considered to have retired if you voluntarily cease active employment with the HBI Companies after each of the following conditions have been met: (i) you both attain at least age 50 and complete at least 10 years of service with the HBI Companies since your most recent date of hire, and thereafter provide at least six months’ written notice of your intended retirement, (ii) the Committee accepts in writing your intended retirement, subject to successfully fulfilling transition duties and responsibilities and remaining employed until a retirement date set by the Committee, it being understood that these duties and responsibilities are in addition to your regular duties and responsibilities, and may require continued employment beyond the end of the six month notice period, (iii) the Committee determines that you have successfully fulfilled your transition duties and responsibilities, and (iv) you enter into a written agreement with the Company (in a form acceptable to the Company) in which you agree to release any claims against the HBI Companies within twenty-one days after

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 3 of 11

employment termination (or such longer period of time as required under applicable law to have a binding release of one or more claims) and comply with the cooperation, non-compete, non-solicitation, confidentiality and non-disparagement provisions therein (collectively, the “Restricted Covenants”). The Committee shall, in its sole discretion, (i) decide whether or not to accept your intended retirement, (ii) set forth in writing the terms of your transition duties and responsibilities and your retirement date and (iii) determine whether or not you have successfully met your transition duties and responsibilities not later than 60 days after your employment termination. Your unvested PSUs shall be forfeited upon a voluntary termination of employment if you do not fulfill any of the requirements set forth in this Paragraph 7(b). Actions taken by the Committee in this Paragraph 7(b) shall be final and binding.

c. For purposes of this Paragraph 7, you will be considered to have been paid the amounts described in Paragraph 7(a) above if shares and, as applicable, cash are delivered to you or on your behalf in a manner that constitutes a taxable payment for purposes of Section 409A of the Code, as reasonably determined by the HBI Companies, subject to recovery by the HBI Companies due to a breach of any of the Restrictive Covenants or Paragraph 18 prior to the third anniversary of the Grant Date. Permitted methods of payment include issuing shares to an account in your name subject to transfer restrictions and clawback provisions permitting the Company to recover these shares directly from such account without your consent in the event of any such breach. You agree to take any actions reasonably requested by the Company to effectuate the transfer restrictions and clawback provisions set forth in this Agreement, including authorizing Fidelity to take actions reasonable and necessary to enforce such provisions. The Company shall determine the manner in which shares shall be paid to a retiree in its sole discretion consistent with the requirements of this Paragraph 7(c). Regardless of the selected method of payment, you shall be required to file a Section 83(b) election with applicable taxing authorities within thirty days of the issuance of the shares under this Paragraph 7(c) and provide a copy to the Company. Failure to timely file a Section 83(b) election shall result in you forfeiting any rights under this Award and a return of any issued shares to the Company.

d. For purposes of this Paragraph 7, (i) references to the Committee shall mean, in the case of grantees other than executive officers, the Company’s head of human resources or such other individual as designated for this purpose by the Chief Executive Officer, and (ii) continuous service with an entity acquired by the Company will be counted if you were employed by the acquired entity immediately prior to the acquisition date and remained employed by the HBI Companies continuously thereafter.

8. Other Terminations of Employment and Change in Control.

a. Involuntary Termination With Severance. If your employment is involuntarily terminated by the HBI Companies (other than in connection with a Change in Control) within 90 days before the Vesting Date and you are eligible to receive severance benefits under any written severance plan of the Company (a “Severance Event Termination”), then vesting continues for 90 days after the date of termination, and shares of Stock equal to the PSUs that become vested under this Paragraph 8(a) and cash in an amount equal to any associated dividend equivalents will be delivered to you not later than 2 1⁄2 months following the end of the calendar year in which your employment is involuntarily terminated. If your employment is involuntarily terminated by the HBI Companies (other than in connection with a Change in Control as defined in the Plan) more than 90 days before the Vesting Date, the PSUs granted under this Award are forfeited on the date of termination.

b. Involuntary Termination Without Severance. If your employment is involuntarily terminated by the HBI Companies at any time before the Vesting Date and you are

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 4 of 11

not eligible to receive severance benefits under any written severance plan of the Company (i.e., your employment is terminated for “cause”), the PSUs granted under this Award are forfeited on the date of termination.

c. Voluntary Termination. If you voluntarily terminate your employment with the HBI Companies before the Vesting Date, other than as described in Paragraph 7 above, all unvested PSUs are forfeited on the date of termination.

d. Change in Control. In the event a Change in Control occurs, then the following provisions will apply:

(i)

To the extent no provision is made in connection with the Change in Control for an Award that satisfies the requirements of Paragraph 8(d)(ii) below (a “Replacement Award”) in assumption of or substitution for this Award, if this Award is outstanding immediately prior to the Change in Control (an “Existing Award”), then, on the date of the Change in Control all restrictions on outstanding PSUs shall lapse, and (A) shares of Stock equal to the number of vested PSUs and (B) cash in an amount equal to any associated dividend equivalents, shall be delivered to you.

(ii)

An Award meets the conditions of this Paragraph 8(d)(ii) (and hence qualifies as a “Replacement Award” for an Existing Award) if (A) it is a PSU, (B) it has a value at least equal to the value of the Existing Award, (C) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or its “parent corporation” (as defined in Code Section 424(e)) or “subsidiary corporation” (as defined in Code Section 424(f)) following the Change in Control, (D) the Grantee holding the Existing Award is subject to U.S. federal income tax under the Code, the tax consequences to such Grantee under the Code of the Replacement Award are not less favorable to such Grantee than the tax consequences of the Existing Award, and (E) the Replacement Award’s other terms and conditions are not less favorable to such Grantee than the terms and conditions of the Existing Award (including the provisions that would apply in the event of a subsequent Change in Control and provisions with respect to dividend equivalents). Without limiting the generality of the foregoing, the Replacement Award may take the form of an assumption of the Existing Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Paragraph 8(d)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(iii)

If the Grantee terminates his or her employment for Good Reason (as defined below) or the Grantee is involuntarily terminated for reasons other than for Cause (as defined below), in each case during the period of two years after the Change in Control, all restrictions on outstanding PSUs shall lapse, and (A) shares of Stock equal to the number of vested PSUs and (B) cash in an amount equal to any associated dividend equivalents, shall be delivered to you within 60 days following such termination.

For purposes of this Paragraph 8(d),

“Cause” means the Grantee:

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 5 of 11

•	has been convicted of (or pled guilty or no contest to) a felony or any crime involving fraud, embezzlement, theft, misrepresentation or financial impropriety;

•	has willfully engaged in misconduct resulting in material harm to the Company;

•	has willfully failed to perform duties after written notice; or

•	is in willful and material violation of Company policies resulting in harm to the Company.

“Good Reason” means any of the following actions by the Grantee’s employer without the Grantee’s written consent:

•

The assignment to the Grantee of any duties materially inconsistent with his or her position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action by such employer which results in a diminution in such title, position, authority, duties or responsibilities thereof given to the Grantee;

•

Any material breach by such employer of a material provision of any agreement between such employer and Grantee; for example, without limitation, a reduction in Grantee’s base salary or target bonus opportunity or failure to provide incentive opportunities to the Grantee shall be deemed to be such a material breach;

•

The relocation of the Grantee’s principal place of employment to a location more than 50 miles from the Grantee’s principal place of employment immediately prior to the Change in Control or the Company requiring the Grantee to be based anywhere other than such principal place of employment (or permitted relocation thereof), except for required travel on the Company’s business to an extent substantially consistent with the Grantee’s business travel obligations immediately prior to the Change in Control; or

•

The Company terminates or materially amends, or materially restricts the Grantee’s participation in, any equity, bonus or equity-based compensation plans or qualified or supplemental retirement plans so that, when considered in the aggregate with any substitute plan or plans, the plans in which the Grantee is participating materially fail to provide him or her with a level of benefits provided in the aggregate by such plans prior to such termination or amendment.

9. Forfeiture/Right of Offset. Notwithstanding anything contained in this Agreement to the contrary, if you engage in any activity inimical, contrary or harmful to the interests of the Company or any Subsidiary, including but not limited to: (a) without the prior written consent of the Company, counseling or becoming employed by, or otherwise engaging or participating in, or performing consulting services for, any Competing Business (regardless of whether you receive any compensation of any kind), where “Competing Business” means any business that competes with any business that the HBI Companies conducted as of the date your employment terminates with the HBI Companies, (b) violating the Company’s Global Code of Conduct, employment policies, or any employment agreement (c) without the prior written consent of the Company, inducing or attempting to induce any employee of the HBI Companies to leave the employ of the HBI Companies, interfering with the relationship between the HBI Companies and any employee or prospective employee thereof, or hiring or causing the hiring of any person who is an employee of the HBI Companies, (d) without the prior written consent of the Company, calling on, soliciting or servicing any customer of the HBI Companies in order to induce or attempt to induce such person or entity to cease or reduce doing business with the HBI Companies or interfering with the relationship between the HBI Companies and any such customer, (e) failing to cooperate with the HBI Companies, as described in Paragraph 18 below, (f) disclosing or misusing any confidential information regarding the HBI Companies, (g) participating in any activity not approved by the Board which could reasonably be foreseen as contributing to or resulting in a Change in Control, or (h) disparaging or criticizing, orally or in writing, the business, products, policies, decisions, directors, officers or employees of the HBI Companies or any of its subsidiaries or affiliates to any person (all such activities described in (a)-(h) above collectively referred to as “wrongful conduct”), then (i) PSUs, to the extent they remain subject to restriction, shall terminate automatically, (ii) you shall return to the Company all shares of Stock that you have not disposed of that

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 6 of 11

were delivered pursuant to this Agreement within a period of one year prior to the date of the commencement of such wrongful conduct, reduced by a number of shares equal to the quotient of (A) any taxes paid in countries other than the United States with respect to the vesting or delivery of the PSUs covering such shares that are not otherwise eligible for refund from the taxing authority divided by (B) the fair market value of a share of Common Stock on the date of the return of such shares, and (iii) with respect to any shares of Stock that you have disposed of that were delivered pursuant to this Agreement within a period of one year prior to the date of the commencement of such wrongful conduct, you shall pay to the Company in cash any financial gain you received with respect to such shares. For purposes of this Paragraph 9 and Paragraph 20 below, financial gain shall equal the fair market value of a share of Stock on the PSU delivery date, multiplied by the number of shares of Stock delivered with respect to the PSUs on that date, reduced by any taxes paid in countries other than the United States with respect to such vesting and which taxes are not otherwise eligible for refund from the taxing authorities.

The Grantee acknowledges and agrees that this Agreement and the Award described herein (and any settlement thereof) are also subject to the terms and conditions of Company’s clawback policy as may be in effect from time to time specifically to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the Stock may be traded) (the “Compensation Recovery Policy”), and that relevant sections of this Agreement shall be deemed superseded by and subject to the terms and conditions of the Compensation Recovery Policy from and after the effective date thereof.

By accepting this Agreement, you consent to and authorize the Company to deduct any amounts you owe to the Company under this Paragraph from any amounts payable by the Company to you for any reason. This right of set-off is in addition to any other remedies the Company may have against you for your breach of this Agreement. In addition, by accepting this Agreement, you consent to and authorize the Company to deduct any amounts you owe to the Company for any reason from any amounts payable by the Company to you under this Agreement.

Notwithstanding anything in this Agreement to the contrary, you shall not be restricted from: (i) disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, you shall provide the Company with prompt notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by you; or (ii) reporting possible violations of the laws of your country or of United States federal, state, or local law or regulation to any governmental agency or commission (each a “Government Agency”), filing a charge or complaint with the Equal Employment Opportunity Commission or any other Government Agency, participating in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, or making other disclosures that are protected under the whistleblower provisions of the laws of your country or of United States federal, state, or local law or regulation. In the event of (ii), you shall not need the prior authorization of the Company to make any such reports or disclosures, you shall not be required to notify the Company that you have made such reports or disclosures, and you acknowledge that you have waived your right to receive any monetary payment from the Company in connection with any such reports or disclosures or any ensuing charge or investigation.

You are hereby notified that under the Defend Trade Secrets Act: (i) no individual will be held criminally or civilly liable under federal or state trade secret law for disclosure of a trade secret (as defined in the Economic Espionage Act) that is: (A) made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and made solely for the purpose of reporting or investigating a suspected violation of law or (B) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) an individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 7 of 11

10. Adjustments. This Award is subject to adjustment pursuant to Section 16 of the Plan.

11. Rights as a Stockholder. Except as provided in Paragraph 4 above (regarding dividend equivalents), the Grantee shall have no rights as a stockholder of the Company in respect of the PSUs, including the right to vote until and unless the PSUs have vested and ownership of Stock issuable upon vesting of the PSUs has been transferred to you.

12. Public Offer Waiver. By voluntarily accepting this Award, you acknowledge and understand that your rights under the Plan are offered to you strictly as an employee of the HBI Companies and that this Award of PSUs is not an offer of securities made to the general public.

13. Conformity with the Plan and Share Retention Requirements. This Award shall be construed and administered in accordance with the Plan, the terms of which are hereby incorporated by reference, including but not limited to the provisions with respect to the powers of the Committee to interpret this Award and adjust its terms. Except as specifically provided to the contrary under this Agreement, capitalized terms not otherwise defined herein shall have the meanings set forth for such terms in the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the provisions of the Plan incorporated herein and the share ownership and retention guidelines of the Company’s Key Executive Stock Ownership Program.

14. Interpretations. Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement or the Plan will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

15. No Rights to Continued Employment. By voluntarily acknowledging and accepting this Award, you acknowledge and understand that this Award shall not form part of any contract of employment between you and any of the HBI Companies. Nothing in the Agreement or the Plan confers on any Grantee any right to continue in the employ of the HBI Companies or in any way affects the HBI Companies’ right to terminate the Grantee’s employment without prior notice at any time or for any reason. You further acknowledge that this Award is for future services to the HBI Companies and is not under any circumstances to be considered compensation for past services.

16. Consent to Transfer Personal Data. By accepting this Award, you voluntarily acknowledge and consent to the collection, use, processing and transfer of personal data as described in this Paragraph and in accordance with the Company’s privacy policies. You are not obliged to consent to such collection, use, processing and transfer of personal data. However, failure to provide the consent may affect your ability to participate in the Plan. The Company holds certain personal information about you, that may include your name, home address and telephone number, fax number, email address, family size, marital status, sex, beneficiary information, emergency contacts, passport / visa information, age, language skills, driver’s license information, date of birth, birth certificate, social security number or other employee identification number, nationality, C.V. (or resume), wage history, employment references, job title, employment or severance contract, current wage and benefit information, personal bank account number, tax related information, plan or benefit enrollment forms and elections, option or benefit statements, any shares of Stock or directorships in the Company, details of all options or any other entitlements to shares of Stock awarded, canceled, purchased, vested, unvested or outstanding in the Grantee’s favor, for the purpose of managing and administering the Plan (“Data”). The Company and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan, and the Company may further transfer Data to any third

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 8 of 11

parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of Stock on your behalf to a broker or other third party with whom you may elect to deposit any shares of Stock acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Company; however, withdrawing your consent may affect your ability to participate in the Plan.

17. Miscellaneous.

a. Modification. This Award is documented by the records of the Committee or its delegate which shall be the final determinant of the number of PSUs granted and the conditions of this Agreement. The Committee may amend or modify this Award in any manner to the extent that the Committee would have had the authority under the Plan initially to grant such Award, provided that no such amendment or modification shall materially and adversely impair your rights under this Agreement without your consent, unless the Committee reasonably determines that such amendment or modification is necessary to comply with Section 10D of the Exchange Act. Except as in accordance with the two immediately preceding sentences and Paragraph 21, this Agreement may be amended, modified or supplemented only by agreement of both parties as evidenced in writing or in electronic form as agreed to by the parties.

b. Governing Law. All matters regarding or affecting the relationship of the Company and its stockholders shall be governed by the General Corporation Law of the State of Maryland. All other matters arising under this Agreement including matters of validity, construction and interpretation, shall be governed by the internal laws of the State of North Carolina, without regard to any state’s conflict of law principles. You and the Company agree that all claims in respect of any action or proceeding arising out of or relating to this Agreement shall be heard or determined in any state or federal court sitting in North Carolina, and you agree to submit to the jurisdiction of such courts, to bring all such actions or proceedings in such courts and to waive any defense of inconvenient forum to such actions or proceedings. A final judgment in any action or proceeding so brought shall be conclusive and may be enforced in any manner provided by law.

c. Successors and Assigns. Except as otherwise provided herein, this Agreement will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

d. Severability. Whenever feasible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

e. Impact Upon Termination of Employment. By voluntarily acknowledging and accepting this Award, you agree that no benefits accruing under the Plan will be reflected in any severance or indemnity payments that the Company may make or be required to make to you in the future, regardless of the jurisdiction in which you may be located.

18. Cooperation. Subject to the additional duties set forth in Paragraph 7(a) in the event of retirement, you agree that in all events following your termination of employment you will cooperate in the

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 9 of 11

effort to effect an orderly, smooth, and efficient transition of your duties and responsibilities to such individual(s) as the HBI Companies may direct. You shall also cooperate with reasonable requests made by or on behalf of the HBI Companies for information with respect to the operations, practices, and policies of the HBI Companies or your former job responsibilities, including in connection with matters arising out of your service to the HBI Companies without limitation and any litigation matters; provided, that following termination of your employment, the HBI Companies will make reasonable efforts to minimize disruption of your other activities and will reimburse you for reasonable expenses incurred in connection with your cooperation. The requirements of this Paragraph 18 shall continue until the third anniversary of the Grant Date.

19. Non-Disparagement.

a. You agree that you shall not, unless compelled by a court or governmental agency, make, or cause to be made, any statement or communication regarding the Company, its Subsidiaries or affiliates to any third parties that disparages the reputation or business of the Company or any of its Subsidiaries or affiliates; provided, however, that such restriction shall not apply to statements or communications made in good faith in the fulfillment of your duties with the Company.

b. The Company shall reasonably direct the officers and directors of the Company not to make or issue, or procure any person, firm, or entity to make or issue, any statement in any form, including written, oral and electronic communications of any kind, which conveys negative or adverse information about you. This paragraph does not apply to truthful testimony or disclosure compelled or required by applicable law or legal process.

c. Nothing in this section is intended to or shall prohibit any person or entity (including, without limitation, you) from: (i) providing truthful testimony compelled by applicable law or legal process; or (ii) cooperating fully and truthfully with any government authority conducting an investigation into any potential violation of any law or regulation.

20. Confidentiality. You agree that you will not disclose the existence or terms of this Agreement to any other employees of the Company or third parties with the exception of your accountants, attorneys, financial advisors, spouse, or domestic partner, and shall ensure that none of them discloses such existence or terms to any other person, except as required by applicable law. If the existence or terms of this Agreement are disclosed by you other than as provided above, then at the discretion of the Company (i) PSUs, to the extent they remain subject to restriction, shall terminate automatically, (ii) you shall return to the Company all shares of Stock that you have not disposed of that were delivered pursuant to this Agreement within a period of one year prior to the date of such disclosure, reduced by a number of shares equal to the quotient of (A) any taxes paid in countries other than the United States with respect to the vesting or delivery of the PSUs covering such shares that are not otherwise eligible for refund from the taxing authority divided by (B) the fair market value of a share of Common Stock on the date of the return of such shares, and (iii) with respect to any shares of Stock that you have disposed of that were delivered pursuant to this Agreement within a period of one year prior to the date of such disclosure, you shall pay to the Company in cash any financial gain you received with respect to such shares.

21. Amendment. By accepting this Award, you agree that the granting of the Award is at the discretion of the Committee and that acceptance of this Award is no guarantee that future Awards will be granted under the Plan. Notwithstanding anything in this Agreement or the Plan to the contrary, this Award may be amended by the Company without the consent of the Grantee, including but not limited to modifications to any of the rights granted to the Grantee under this Agreement, at such time and in such manner as the Company may consider necessary or desirable to reflect changes in law. The Grantee understands that the Company may amend, resubmit, alter, change, suspend, cancel, or discontinue the Plan at any time without limitation.

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 10 of 11

22. Plan Documents. A copy of the Plan can be requested from the Compensation Committee, c/o Corporate Secretary, Hanesbrands Inc., 1000 E. Hanes Mill Road, Winston-Salem, NC 27105.

23. Electronic Delivery. By accepting this Award, you consent to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, grant or award notifications and agreements, account statements, and any other forms or communications related to this Award or the Plan) via Company e-mail or any other electronic system established and maintained by the Company or a third party designated by the Company.

24. Section 409A. Any payments under this Award are intended to comply with the short-term deferral rule set forth in Treasury Regulation §1.409A-(b)(4), and this Award shall be interpreted to effect such intent. Consistent with this intention, each amount payable under this Agreement shall be considered a separate payment for purposes of Section 409A of the Code, and shall paid in all events notwithstanding any other provision of this Agreement to the contrary not later than the fifteenth (15th) day of the third month following your first taxable year in which the payment is no longer subject to a substantial risk of forfeiture, as determined by the Committee consistent with Section 409A of the Code and any Treasury Regulations and other guidance issued thereunder. By signing this Agreement, you understand and agree that you are solely responsible for the payment of any taxes that may be imposed on amounts payable under this Award.

25. Offer Letter. This Award is in full satisfaction of the Company’s obligations with respect to the inducement award of PSUs set forth in the Offer Letter. If any provisions with respect to the inducement award of PSUs set forth in the Offer Letter conflict with the provisions set forth in this Inducement Performance Stock Unit Grant Notice and Agreement, the provisions set forth herein shall override such conflicting provisions set forth in the Offer Letter.

Grant Acceptance:	/s/ Kristin Oliver
Grantee

September 8, 2020
Date

2020 Inducement Long-Term Incentive Plan PSU Grant Agreement – U.S. (Updated August 2020)	Page 11 of 11